UNITE~~~~
**SECURITIES AND EX**
Washingto~~~~

**ANNUAL AUD~~~~~~~~**
**FORM X-17A-5**
**PART III**

10028342

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| OMB Number: | 3235-0123 |
| Expires: February 28, 2010 | |
| Estimated average burden | |
| hours per response . . . 12.00 | |

| SEC FILE NUMBER |
| --- |
| 8—48183 |
| 8-42152 |

BR 3/4

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
                                  MM/DD/YY                         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lek Securities Corporation

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

140 Broadway
                                        (No. and Street)

New York                    New York                    10005
  (City)                      (State)                   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Hanuka                                    (212)    509-5852
                                                 (Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
                   (Name -- *if individual. state last. first. middle name* )

4 Becker Farm Road          Roseland          New Jersey          07068
   (Address)                  (City)            (State)          (Zip Code)

**CHECK ONE:**
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See section 240.17a-5(e)(2).*

SEC 1410 (06-02)      ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***



# OATH OR AFFIRMATION

I, _____Daniel Hanuka_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Lek Securities Corporation_____, as of _____December 31_____,20_09___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_Signature_

Chief Financial Officer
Title

_____Shih-Hsuan Chen_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

**LEK SECURITIES CORPORATION**

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

# LEK SECURITIES CORPORATION

## CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

# Rothstein Kass

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Lek Securities Corporation

We have audited the accompanying consolidated statement of financial condition of Lek Securities Corporation (the "Company") as of December 31, 2009. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lek Securities Corporation as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated statement of financial condition. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the consolidated statement of financial condition, but is supplementary information required by Regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the consolidated statement of financial condition and, in our opinion, is fairly stated, in all material respects, in relation to the consolidated statement of financial condition.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 25, 2010

An independent firm associated with AGN International Ltd    AGN
INTERNATIONAL

# LEK SECURITIES CORPORATION

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

**December 31, 2009**

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 4,136,075 |
| Cash segregated under federal and other regulations | | 42,137,912 |
| Receivables from clearing organizations and other broker dealers | | 17,384,160 |
| Commissions receivable, net of reserve for doubtful accounts of $1,449,812 | | 1,126,772 |
| Due from customers | | 29,614,605 |
| Due from noncustomers | | 19,827,871 |
| Deposits with clearing organizations | | 2,315,278 |
| Securities borrowed | | 51,202,971 |
| Securities owned: | | |
|   Marketable, at fair value | | 1,076,029 |
|   Not readily marketable, at fair value | | 53,927 |
| Furniture, equipment and leasehold improvements, net | | 439,209 |
| Prepaid expenses and other assets | | 417,818 |
| Total assets | $ | 169,732,627 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

**Liabilities**

| | | |
|---|---|---:|
| Securities loaned | $ | 45,163,217 |
| Payable to clearing organizations and other broker dealers | | 973,033 |
| Due to customers | | 54,711,035 |
| Due to noncustomers | | 25,778,581 |
| Securities sold, not yet purchased, at fair value | | 2,892 |
| Bank loan | | 25,000,000 |
| Accounts payable and accrued expenses | | 3,243,055 |
|   Total liabilities | | 154,871,813 |
| Subordinated borrowings | | 2,282,714 |

**Stockholders' equity**

| | |
|---|---:|
| Common stock, $1.00 par value, authorized, 10,000 shares, 1,242.67 shares issued and 725.67 shares outstanding | 1,243 |
| Additional paid-in capital | 1,845,821 |
| Retained earnings | 11,274,540 |
| | 13,121,604 |
| Less: Treasury stock; 517 shares at cost | (543,504) |
|   Total stockholders' equity | 12,578,100 |
|   Total liabilities and stockholders' equity | $ 169,732,627 |

*See accompanying notes to consolidated financial statements.*

# LEK SECURITIES CORPORATION

## NOTES TO CONSOLIDATED FINANCIAL STATEMENT

### 1. Nature of business

Lek Securities Corporation (the "Company"), a wholly-owned subsidiary of Lek Holdings Limited ("Holdings"), was incorporated January 5, 1990 under the laws of the State of Delaware. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the Commodity Futures Trading Commission ("CFTC") and is a member of the New York Stock Exchange, the National Futures Association and other principal exchanges. The Company is also a self-clearing member of the Depository Trust and Clearing Corporation, CDS Clearing and Depository Services, Inc. and the Options Clearing Corporation.

The Company is engaged in both providing order management and clearing services to institutions and professional traders.

Rox Systems, Inc. ("Rox") was incorporated on April 14, 2005 under the laws of the state of Illinois. Rox Systems, Inc is the owner of the registered trademarks ROX and GATEWAY TO THE MARKETS and the owner of the ROX trading system and various other trade and clearing related software. The trademarks, copyrights and software are licensed to Lek Securities Corporation.

On September 1, 2009, the shareholders of the Company transferred all of their respective ownership interests in the Company to Holdings for shares of equal value in Holdings, thereby making the Company a wholly-owned subsidiary of Holdings. On that same date, the Company also transferred all of their ownership in Lek Securities Europe B.V., to Holdings, thereby making Lek Securities Europe B.V., a wholly-owned subsidiary of Holdings.

### 2. Summary of significant accounting policies

*Basis of Presentation*

In accordance with generally accepted accounting principles ("GAAP"), the Company has consolidated the results of Rox's operations, because the Company is the primary beneficiary of Rox. Rox is dependant on the Company for most of its income consisting of licensing fees, for the use of their trademarks, copyrights and software.

The consolidated financial statements include the accounts of Lek Securities Corporation, and its variable interest entity, Rox Systems, Inc., a company related through common ownership. All significant intercompany accounts and transactions have been eliminated.

These consolidated financial statements were approved by management and available for issuance on February 25, 2010. Subsequent events have been evaluated through this date.

*Translation of Foreign Currency*

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates while the income statement accounts are translated at average rates of exchange for the year. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

*Cash and Cash Equivalents*

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

## 2. Summary of significant accounting policies (continued)

*Commissions Receivable*

The Company carries its commissions receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commission receivable and establishes an allowance for doubtful accounts. The Company can adjust the allowance based on multiple factors which include a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

*Revenue and Expense Recognition from Securities Transactions*

The Company records commission revenues and expenses on a trade-date basis. Securities transactions are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying consolidated statement of financial condition. Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. At December 31, 2009, the Company has advanced cash under securities borrowed agreements of 51,202,971. With respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned. At December 31, 2009, the Company has received collateral under securities loaned agreements of 45,163,217.

The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Furthermore, the Company accrues both interest income and expense on these outstanding debit and credit balances, respectively.

*Property and Equipment*

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets.

| Assets | Estimated Useful Lives |
|---|---|
| Leasehold improvements | Term of lease |
| Computer hardware | 4 years |
| Furniture and fixtures | 5 years |

*Income Taxes*

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2009.

## 2. Summary of significant accounting policies (continued)

*Income Taxes (continued)*

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and files income tax returns in various states. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2006. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's consolidated financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

*Soft Dollar Arrangements*

The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of the Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)") as amended, which provide for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**LEK SECURITIES CORPORATION**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENT**

## 2. Summary of significant accounting policies (continued)

*Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy*

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

*Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

*Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

*Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

# LEK SECURITIES CORPORATION

## NOTES TO CONSOLIDATED FINANCIAL STATEMENT

### 2. Summary of significant accounting policies (continued)

*Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)*

*Valuation Techniques*

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Government Bonds
The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest- rate yield curves, cross-currency-basis index spreads, and country credit spreads similar to the bond in terms of issuer, maturity and seniority. Sovereign government bonds are generally categorized in Levels 1 or 2 of the fair value hierarchy.

Corporate Bonds
The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

### 3. Cash segregated under federal and other regulations

Cash of $41,633,968 is segregated under federal regulations for the exclusive benefit of customers, and $503,944 was segregated for proprietary accounts of introducing brokers ("PAIB"). These amounts were sufficient at December 31, 2009, for the Company to meet its responsibility to segregate reserve funds.

### 4. Receivables from and payable to clearing organizations and other broker-dealers

Amounts receivable from and payable to clearing organizations and other broker-dealers at December 31, 2009, consist of the following:

|  | Receivable | Payable |
|---|---|---|
| Securities failed-to-deliver/receive | $ 14,300,198 | $ 893,279 |
| Receivable from /payable to clearing organizations | 3,083,962 | 79,754 |
|  | $ 17,384,160 | $ 973,033 |

# LEK SECURITIES CORPORATION

## NOTES TO CONSOLIDATED FINANCIAL STATEMENT

### 5. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2009:

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance as of December 31, 2009 |
|---|---|---|---|---|
| **Assets** | | | | |
| Deposits with clearing organizations | $ - | $ - | $ 14,534 | $ 14,534 |
| | | | | |
| Securities Owned: | | | | |
| Marketable, at fair value: | | | | |
| Obligations of U.S. government | 999,629 | | | 999,629 |
| Corporate bonds | | 46,375 | | 46,375 |
| Corporate stocks and options | 30,025 | | | 30,025 |
| Not readily marketable, at estimated | | | | |
| fair value | | | 53,927 | 53,927 |
| | $ 1,029,654 | $ 46,375 | $ 68,461 | $ 1,144,490 |
| | | | | |
| **Liabilities** | | | | |
| Securities sold, not yet purchased, at fair value: Corporate stocks | $ 2,892 | $ - | $ - | $ 2,892 |

The Company has financial assets classified as Level 3 in the fair value hierarchy consisting of securities not readily marketable, which had a value of $68,461. Both observable and unobservable inputs may be used to determine the fair value of these positions that the Company has classified within the Level 3 category. There was a $21,670 change in the Level 3 assets, as a result of additional purchases, measured at fair value for the year ended December 31, 2009.

# LEK SECURITIES CORPORATION

## NOTES TO CONSOLIDATED FINANCIAL STATEMENT

### 6. Property and equipment

Details of property and equipment at December 31, 2009 are as follows:

| | | |
|---|---|---:|
| Leasehold improvements | $ | 105,780 |
| Computer hardware | | 2,386,148 |
| Furniture and fixtures | | 217,912 |
| | | 2,709,840 |
| Less accumulated depreciation and amortization | | 2,270,631 |
| Net book value | $ | 439,209 |

Depreciation and amortization expense was $307,610 for the year ended December 31, 2009.

### 7. Bank loan

The Company has available lines of credit agreements with financial institutions to borrow up to $67,000,000, as shown in the table below. The credit line facility is due on demand, and bears interest at an agreed upon rate between the financial institutions and the Company. At December 31, 2009, the Company has borrowed $25,000,000 under one of the credit facilities which is secured by various pledged securities.

| Security | Renewal/ Expiration Date | Total Commitment | Amounts Outstanding |
|---|---|---|---|
| Line of credit | 31-Mar-10 | $ 35,000,000 | $ 25,000,000 |
| Line of credit | On Demand | 20,000,000 | |
| Line of credit | 14-Apr-10 | 12,000,000 | |
| | | $ 67,000,000 | $ 25,000,000 |

### 8. Treasury stock

Treasury stock is shown at cost and represents a total of 517 shares of common stock repurchased from current and former stockholders of the Company for $543,504.

### 9. Stock option plan

In March 1999, the Company established a plan to grant stock options to employees allocating 10% ownership of the Company to the plan. The plan provides that the option price be determined by the Board of Directors at its discretion. The term of the option shall not be more than ten years from the date the option is granted. All options are immediately vested upon grant. As of December 31, 2009, the cumulative options activity is as follows: 93 options had been granted, 76 had been exercised, and 13 had been cancelled. During 2009, the Company did not grant any stock options, and 4 were exercised.

# LEK SECURITIES CORPORATION

## NOTES TO CONSOLIDATED FINANCIAL STATEMENT

### 9. Stock option plan (continued)

On September 1, 2009, all holders in the plan relinquished their rights under the plan in exchange for options of Holdings under a stock options plan established by Holdings ("Holdings Plan"). All of the terms and conditions of the Company's plan are substantially the same in the Holdings Plan.

The Company accounts for stock-based compenstation in accordance with GAAP which requires the Company to recognize compensation expense for all new share-based payments made to employees of the Company by Holdings based on the fair value of the share-based payment at the date of grant.

Under the fair value recognition provisions stock-based compensation cost is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

Awards granted on or after January 1, 2006 have been accounted for under the above provisions and there has been no impact on the Company's results of operations for the year ended December 31, 2009.

A summary of the status of the options as of December 31, 2009, and changes during the year then ended, is presented below:

|  | Number of units | Weighted-Average Exercise Price |
|---|---|---|
| Outstanding at January 1, 2009 | 14 | $ 9,558.16 |
| Exercised | (4) | 15,074.15 |
| Forfeited | (7) | 3,892.93 |
| Outstanding at December 31, 2009 | 3 | $ 15,434.06 |

At December 31, 2009 the following are options outstanding:

| Options Outstanding | Exercise Price | Remaining Contractual Life |
|---|---|---|
| 2 | $ 14,860.96 | 8 |
| 1 | $ 16,580.26 | 9 |

# LEK SECURITIES CORPORATION

## NOTES TO CONSOLIDATED FINANCIAL STATEMENT

### 10. Subordinated borrowings

At December 31, 2009, the Company has subordinated borrowings from shareholders pursuant to written subordination agreements. The subordination agreements are subject to the rules and regulations of the Securities and Exchange Commission and, as such, are available in computing net capital (see Note 15) under the Securities and Exchange Commission's uniform net capital rule. The terms of the subordinated loan agreements are as follows:

> $201,571, $46,000, and $50,000 loan agreements to a shareholder of Holdings which mature on December 31, 2012, December 31, 2011, and January 12, 2012, respectively, and bearing interest at 10% per annum.

> $40,000, $1,234,143, $561,000, and $150,000 loan agreements to a shareholder of Holdings which mature on April 4, 2012, December 31, 2012, December 31, 2011, and January 12, 2012, respectively, and bearing interest at 10% per annum.

> Loans to shareholders of Holdings of $201,571, $40,000, and $1,234,143 had original maturities in 2009, and have been extended to 2012, as discussed above. Additionally, loans of $46,000, and $561,000 had originally maturities in 2009, and have been extended to 2010, as disclosed above.

To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. During 2009, total interest paid on these loans was $228,271.

### 11. Contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

The Company is subject to various regulatory agency inquiries in the ordinary course of business. Currently there are two regulatory agency inquiries pending.

### 12. Related party transactions

The Company provides order management and clearing services to an affiliated company. At December 31, 2009 $160,018 is included in due to customers, in the consolidated statement of financial condition, which represents the affiliates, balance held by the Company.

The Company has a receivable with the same affiliated company in the amounts of $14,247, which is included in prepaid expenses and other assets on the consolidated statement of financial condition at December 31, 2009. This receivable is non-interest bearing and due on demand.

### 13. Profit sharing plan

The Company has a qualified, noncontributory profit sharing retirement plan covering substantially all of its eligible employees. An employee becomes fully vested upon completion of five years of qualifying service. During 2009, the Company made plan contributions of $323,550.

# LEK SECURITIES CORPORATION

## NOTES TO CONSOLIDATED FINANCIAL STATEMENT

### 14. Commitments

The Company leases office space under operating lease agreements in New York and Chicago. The Chicago lease expires on December 31, 2011, and the New York lease expired on September 30, 2009.

On December 14, 2009, the Company entered into a settlement agreement, with the landlord, whereby the Company could continue to rent the office space on a month to month basis, for a fixed monthly charge, as defined in the agreement, expiring on August 31, 2010. As of December 31, 2009, the Company paid $155,829 pursuant to the settlement agreement. The Company will be subject to rental increases pursuant to the settlement agreement if they still occupy the premises on April 1, 2010.

In October 2009, the Company entered into a lease agreement to rent office space in New York, which expires on February 28, 2021. In addition to the base rent, the lease provides for the Company to pay property taxes and operating expenses over base period amounts. This New York lease also calls for a security deposit of $665,555, which has been satisfied by a standby letter of credit of $665,555.

In accordance with the terms of the October lease agreement, the Company received an eight month lease abatement of $463,053. The effect of the rent abatement is recognized by the Company on a straight-line basis over the lease term, which resulted in a deferred rent liability of $77,719, which is included in accounts payable and accrued expense on the consolidated statement of financial condition at December 31, 2009.

The following are the approximate minimum annual lease payments for the periods ending December 31:

**Year ending December 31,**

| | | |
|---|---|---:|
| 2010 | $ | 309,000 |
| 2011 | | 697,000 |
| 2012 | | 666,000 |
| 2013 | | 666,000 |
| 2014 | | 666,000 |
| Thereafter | | 4,442,000 |
| | $ | 7,446,000 |

Rent expense under these agreements for the year ended December 31, 2009 was $500,651.

### 15. Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company is also subject to the Commodity Futures Trading Commission's ("CFTC") minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. The Company has elected to compute net capital under the alternative provisions of the Rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $1,500,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. Net capital and aggregate debit items change from day to day. At December 31, 2009, the Company had net capital of $12,804,900 which was $11,304,900 in excess of its required net capital of $1,500,000 under Rule 15c3-1 and under Regulation 1.17.

As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 4, 2010, to comply with its December 31, 2009 requirements, cash in the amount of $40,000,000 has been segregated in a special reserve account for the exclusive benefit of customers exceeding the actual requirements by $1,617,186. As of December 31, 2009, the Company withdrew $1,533,968 on January 4, 2010 as the funds on deposit exceeded the required amount.

The PAIB Calculation is computed in order for corresponding firms to classify their assets held by the Company as allowable assets in the correspondent's net capital calculation. As of January 4, 2010 the Company had $2,470,000 segregated in a special reserve account which exceeded the requirement by $1,006,211 for the exclusive benefit of customers in accordance with its PAIB calculation. On January 4, 2010, the Company made a contribution of $1,966,056 to comply with the December 31, 2009 requirement.

As a clearing broker, the Company is subject to minimum financial requirements pursuant to Commodity Futures Trading Commission Regulation 1.17. At December 31, 2009 the Company had cash of $100,000 and net equity with a futures commodities merchant of $241,094 as segregated funds under segregation requirements for customers trading on U.S. commodity exchanges pursuant to section 4(d)2 and under the Commodity Exchange Act.

### 16. Financial instruments with off-balance sheet risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requiremens are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

# LEK SECURITIES CORPORATION

## NOTES TO CONSOLIDATED FINANCIAL STATEMENT

---

**16. Financial instruments with off-balance sheet risk (continued)**

Securities sold, not yet purchased are recorded as liabilities in the consolidated statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the consolidated statement of financial condition. The Company enters into these positions, from time to time, as it conducts its business for its customers.

**17. Concentrations of credit risk**

The Company maintains its cash balances in various large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has selected these banks based on their strong capital base and limited exposure to subprime debt and other toxic assets. Management believes that in the unlikely event that these banks were to fail the US government would protect these deposits.

# LEK SECURITIES CORPORATION

## SUPPLEMENTARY INFORMATION
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

### December 31, 2009

| | | |
|---|---|---:|
| **Stockholders' equity** | $ | 12,574,681 |
| Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital | | 2,282,714 |
| | | 14,857,395 |
| Less: nonallowable assets | | |
| Furniture, equipment, leasehold improvements, net | | (439,209) |
| Prepaid expenses | | (253,866) |
| Promissory note | | (60,000) |
| Dividend accrual | | (5,011) |
| Other appreciable assets | | (35,628) |
| Aged accounts receivable | | (508,746) |
| Balance at foreign depositories | | (218,199) |
| Security deposits | | (49,066) |
| Non-allowable customer debits | | (47,783) |
| Securities owned, non-marketable | | (53,927) |
| Due from foreign affiliate | | (14,247) |
| Other deductions or charges: | | |
| Stocks borrowed/stocks loaned | | (99,063) |
| Aged fail to deliver | | (14,058) |
| | | (1,798,803) |
| **Net capital before haircuts** | | 13,058,592 |
| Haircuts | | (253,692) |
| **Net capital** | $ | 12,804,900 |
| **Aggregate debit items** | $ | 53,606,220 |
| **Computed minimum net capital required** (2% of aggregate debit items per 15c3-3) | $ | 1,072,124 |
| **Minimum net capital required** (under SEC Rule 15c3-1) | $ | 1,500,000 |
| **Excess net capital** ($12,804,900 - $1,500,000) | $ | 11,304,900 |

**Percentage of net capital to aggregated debit items**

$ 12,804,900
$ 53,606,220

23.89%

**Percentage of debt to debt-equity ratio**

$ 2,282,714
$ 14,857,395

15.36%

There are no material differences between the computation of net capital presented above and the unaudited computation as of December 31, 2009 filed by the Company on Form X17A-5 Part II.



Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

# Rothstein Kass

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Stockholders Board of Directors of Lek Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Amended Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the nine month period from April 1, 2009 through December 31, 2009, which were agreed to by Lek Securities Corporation ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Amended Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the Amended Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine month period from April 1, 2009 through December 31, 2009 with the amounts reported in the Amended Form SIPC-7T for the nine month period from April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in the Amended Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the Amended Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

 

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Amended Transitional Assessment Reconciliation (Form SIPC-7T). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Rothstein, Kass & Company, P.C.*

Roseland, New Jersey
February 25, 2010

Rothstein Kass

# LEK SECURITIES CORPORATION

## SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

**For the Nine Month Period From April 1, 2009 Through December 31, 2009**

| | | | |
|---|---|---|---|
| SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7T | $ | 22,995,714 | |
| General Assessments at .0025 | $ | 57,489 | |
| Payment Remitted with Form SIPC-6 | | (22,859) | |
| Amount Due with Form SIPC-7T | | | $ 34,630 |
| Payment remitted with Original Form SIPC-7T | | (33,170) | |
| Payment remitted with Amended Form SIPC-7T | | (1,460) | |
| | | | $ (34,630) |